Mail Stop 3561

November 18, 2009

Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

Re: **Sino Gas International Holdings, Inc.**
Amendment No. 8 to Registration Statement on Form S-1
Filed October 22, 2009
File No. 333-147998

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. Please generally ensure that your prospectus reflects information as of a current date. In this regard, we note several references to information that is as of March 27, 2009. For example, see page 37 under the heading "Organization and Structure of the Company," page 54 and the paragraphs entitled "Operational and Construction Permits" and "Environmental Assessment," and the information that appears on page 62. These are examples only so please review your entire prospectus and provide appropriate revisions.

2. The financial statements included in your registration statement are as of a date that is greater than 135 days before your expected effective date. Please revise your registration statement to include the September 30, 2009 interim financial information to comply with Rule 3-12(a) of Regulation S-X.

Exhibits, page 79

3. Your exhibit index states that you have included an updated consent but it does not appear to have been filed. Please provide an updated consent of your auditor in your next amendment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edward Normandin, Esq.
Pryor Cashman LLP